Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

Joby Announces World-Class Board of Directors

Company announces Board membership as it prepares to merge with Reinvent Technology Partners

(NYSE:RTP)

Appoints diverse selection of accomplished Board members with wide-ranging experience

SANTA CRUZ, Calif.—(BUSINESS WIRE)— Joby Aero, Inc. (“Joby”), a California-based company developing all-electric aircraft for commercial passenger service, today announced the composition of its Board of Directors in anticipation of the company’s merger with Reinvent Technology Partners (“Reinvent” or “RTP”) (NYSE:RTP), a special purpose acquisition company that takes a “venture capital at scale” approach to partnering with bold leaders and companies. Upon the closing of the transaction, the combined company will be named Joby Aviation, Inc., and become publicly traded, with its common stock to be listed on the New York Stock Exchange under the ticker symbol “JOBY”.

The following appointments have been made to Joby’s Board of Directors since December 2020:

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Aicha Evans, CEO, Zoox. Aicha has more than two decades of experience leading global engineering teams and shaping core technologies that power the modern world. She also led Zoox’s successful acquisition by Amazon. Prior to Zoox, Evans held executive roles at Intel, driving its transformation from a PC-centric to a data-centric company. In addition to Joby’s board, Evans acts as a supervisory board member of SAP. As the CEO of a company developing revolutionary autonomous transport technology, Aicha’s experience is particularly relevant to Joby’s mission.

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Dr. James Kuffner, CEO and Representative Director of Woven Planet Holdings, and Member of the Board of Directors and Operating Officer of Toyota Motor Corporation. James is best known as a co-inventor of the Rapidly-exploring Random Tree (RRT) algorithm, which has become a key standard benchmark for robot motion planning. As a Research Scientist and Engineering Director at Google, he was part of the initial engineering team that built Google’s self-driving cars.

The following appointments are expected to be made to Joby’s Board of Directors upon the closing of the transaction:

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Reid Hoffman, LinkedIn Co-Founder and Co-Lead Director of Reinvent Technology Partners. Reid is an accomplished entrepreneur and investor, who served on the founding Board of Directors of PayPal, co-founded LinkedIn and today sits on the Board of Directors of a wide variety of companies, including Microsoft and Aurora. Reid is a Partner at Greylock, and Co-Lead Director of Reinvent Technology Partners with whom Joby intends to merge.

•

Halimah DeLaine Prado, General Counsel, Google. Halimah has spent 15 years at Google, working on some of the most complex and important legal issues of the digital age, including a variety of projects at Google X. Prior to her current position, Halimah was a Vice President of Legal, managing a global team providing counsel across Google’s products, including Ads, Search, Cloud, Hardware, Platforms & Ecosystems, and YouTube. Halimah’s expertise in protecting digital technologies and supporting the development of highly-regulated hardware, such as autonomous vehicles, will be particularly applicable to Joby.

•

Laura Wright, former CFO, Southwest Airlines. Laura has significant experience managing airline finances and operations, having helped to establish Southwest as one of the top US airlines across a 25 year tenure at the company. Her experience of leading an airline through a period of high growth will be particularly relevant to Joby as it seeks to establish and rapidly grow an aerial ridesharing service beginning in 2024.

Commenting on the recent appointments, JoeBen Bevirt, Founder and CEO of Joby, said, “We are incredibly humbled to have been able to assemble such a remarkable and diverse group of world-class leaders to guide and support Joby as we plan to enter the public market.”

“Each of these individuals is exceptionally accomplished in their respective fields and we’re grateful that they have chosen to lend us their expertise.”

Following the closing of the transaction, these recent appointees and expected appointees are expected to join three current members of Joby’s Board of Directors:

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JoeBen Bevirt is the founder and Chief Executive Officer of Joby and has led the team since its inception more than a decade ago. He has dedicated his life to driving radical innovation in electric propulsion and robotics. In 1999, he co-founded Velocity11 to develop high-performance robotic laboratory systems, which was acquired by Agilent Technologies. In 2005, he founded Joby Inc., a company that develops useful and delightful consumer products including the popular Gorillapod flexible camera tripod.

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Paul Sciarra is Joby’s Executive Chairman and was its first outside investor. Paul’s proven ability to lead world-changing companies by building products designed around the customer is best exhibited by his role as the co-founder and CEO of Pinterest. After Pinterest, Paul was an entrepreneur-in-residence at the leading venture capital firm Andreessen Horowitz. Paul was instrumental in Joby’s move to a four-passenger aircraft operating within a service-based model.

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Dipender Saluja is Managing Director of Capricorn Investment Group. He joined Joby’s board of directors in 2016 after he led the company’s Series A financing. He has extensive management and operations experience in the technology, transportation, and cleantech industries. He serves as a Commissioner of the Global Commission to End Energy Poverty, on the Investment Council of CalStart, and on the advisory board of the Institute on the Environment.

Earlier this week, RTP announced that an Extraordinary General Meeting of Shareholders has been scheduled for August 5, 2021 to vote on the approval and adoption of RTP’s business combination with Joby.

About Joby

Joby Aero, Inc. is a California-headquartered transportation company developing an all-electric vertical take-off and landing aircraft which it intends to operate as part of a fast, quiet, and convenient air taxi service beginning in 2024. The aircraft, which has a range of 150 miles on a single charge, can transport a pilot and four passengers at speeds of up to 200 mph. It is designed to help reduce urban congestion and accelerate the shift to sustainable modes of transit. Founded in 2009, Joby employs more than 800 people, with offices in Santa Cruz, San Carlos, and Marina, California, as well as Washington D.C. and Munich, Germany. To learn more, visit www.jobyaviation.com.

Forward Looking Statements

This Press Release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTP and Joby Aviation. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” in “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Press Release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s Annual Report on Form 10-K for the year ended December 31, 2020, as amended, the registration statement on Form S-4 (File No.

333-254988) and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward- looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward- looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward- looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Contacts

Investors:

investors@jobyaviation.com

+1-831-201-6006

Media:

press@jobyaviation.com

Important Information for Investors and Stockholders

This press release relates to a proposed transaction between RTP and Joby. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, RTP has filed a registration statement on Form S-4 (333-254988), and a final proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.